Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

TPI Composites, Inc.:

We consent to the incorporation by reference in the registration statements on Form S-8 (Nos. 333-212648 and 333-216936) and on Form S-3/A (No. 333-220307) of TPI Composites, Inc. of our report dated March 8, 2018, with respect to the consolidated balance sheets of TPI Composites, Inc. as of December 31, 2017 and 2016, and the related consolidated statements of income, comprehensive income, stockholders’ equity (deficit), and cash flows for each of the years in the three-year period ended December 31, 2017, and the related notes (collectively, the “consolidated financial statements”) which report appears in the December 31, 2017 annual report on Form 10-K of TPI Composites, Inc.

/s/ KPMG LLP
Phoenix, Arizona
March 8, 2018